UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

 John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23306J101
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,925,730 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,925,730 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,730 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4% of the Ordinary Shares[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 94,019,579 Ordinary Shares outstanding as of June 13, 2022 according to the Corporate Event Notice filed with Euronext Paris by the Issuer.

Page 2 of 11 pages

CUSIP No. 23306J101
1	Name of Reporting Person Innobio FPCI
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 226,133 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 226,133 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2% of the Ordinary Shares[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 94,019,579 Ordinary Shares outstanding as of June 13, 2022 according to the Corporate Event Notice filed with Euronext Paris by the Issuer.

Page 3 of 11 pages

CUSIP No. 23306J101
1	Name of Reporting Person Bpifrance Investissement S.A.S.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 226,133 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 226,133 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2% of the Ordinary Shares[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 94,019,579 Ordinary Shares outstanding as of June 13, 2022 according to the Corporate Event Notice filed with Euronext Paris by the Issuer.

Page 4 of 11 pages

CUSIP No. 23306J101
1	Name of Reporting Person Caisse des Dépôts et Consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,151,863 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,151,863 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,151,863 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6% of the Ordinary Shares[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 94,019,579 Ordinary Shares outstanding as of June 13, 2022 according to the Corporate Event Notice filed with Euronext Paris by the Issuer.

Page 5 of 11 Pages

CUSIP No. 23306J101
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,151,863 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,151,863 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,151,863 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6% of the Ordinary Shares[5]

14	Type of Reporting Person (See Instructions) OO

[5]	Percentage of class is calculated based on 94,019,579 Ordinary Shares outstanding as of June 13, 2022 according to the Corporate Event Notice filed with Euronext Paris by the Issuer.

Page 6 of 11 Pages

CUSIP No. 23306J101
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,151,863 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,151,863 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,151,863 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6% of the Ordinary Shares[6]

14	Type of Reporting Person (See Instructions) OO

[6]	Percentage of class is calculated based on 94,019,579 Ordinary Shares outstanding as of June 13, 2022 according to the Corporate Event Notice filed with Euronext Paris by the Issuer.

Page 7 of 11 Pages

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Bpifrance Participations S.A., Innobio FPCI, Bpifrance Investissement S.A.S., Caisse des Dépôts et Consignations, EPIC Bpifrance, and Bpifrance S.A. (collectively, the “Reporting Persons”) on April 12, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 7, 2018, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 9, 2019, as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 15, 2019, and as further amended by Amendment No. 4 to Schedule 13D filed with the SEC on February 12, 2021 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) Innobio FPCI, a fonds professionnel de capital investissement (“Innobio”), (iii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iv) Caisse des Dépôts et Consignations, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Innobio, Bpifrance Investissement, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a subsidiary owned at 99.99% by Bpifrance S.A., a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

Bpifrance may be deemed to be the beneficial owner of shares held by Bpifrance Participations, indirectly through its 99.99% ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of shares held by Bpifrance Participations, indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, Bpifrance, CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Innobio is formed under the laws of the Republic France as a fonds professionnel de capital investissement. Innobio does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 13, 2022, Bpifrance Participations purchased 2,483,161 Ordinary Shares from the Issuer. The funds used to purchase the Ordinary Shares came from equity.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 8, 2022, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Investors”), including Bpifrance Participations, pursuant to which the Issuer agreed to issue and sell to the Investors in a private placement (the “Private Placement”) (i) 32,855,669 Ordinary Shares, of the Issuer’s Ordinary Shares at a price per Ordinary Share of €3.00 (corresponding to $3.22 on the basis of an exchange rate of $1.0739 = €1.00 published by the European Central Bank on June 8, 2022), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 28,276,331 Ordinary Shares (the “Warrant Shares”) at a pre-funded price per pre-funded warrant of €2.90 (corresponding to $3.11), which equals the per share price of the Ordinary Shares less the exercise price of €0.10 per Pre-Funded Warrant. The Private Placement closed on June 13, 2022. The Issuer received aggregate gross proceeds from the Private Placement of approximately $194 million, before deducting private placement expenses payable by the Issuer.

Bpifrance Participations purchased 2,483,161 Ordinary Shares and 0 Pre-Funded Warrants from the Issuer in the Private Placement.

In addition, on June 8, 2022, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Issuer agreed to register the Purchased Shares and Warrant Shares for resale (together, the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Registrable Securities by no later than August 12, 2022 (the “Filing Deadline”) and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable, but no later than October 11, 2022 (the “Effectiveness Deadline”). The Issuer also agreed to use commercially reasonable efforts to keep such registration statement effective until the date the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Issuer has agreed to be responsible for all reasonable fees and expenses incurred in connection with the registration of the Registrable Securities.

In the event (i) the registration statement has not been filed by the Filing Deadline, (ii) the registration statement has not been declared effective prior to the earlier of (A) 10 business days after the date which the Issuer is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff and (B) the Effectiveness Deadline, or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (including by reason of a stop order or the Issuer’s failure to update such registration statement), subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to the Investor as liquidated damages in an amount equal to 1% of the aggregate amount paid by the Investors pursuant to the Purchase Agreement per 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been filed or effective, as applicable, subject to certain caps set forth in the Registration Rights Agreement. The Issuer has granted the Investors customary indemnification rights in connection with the registration statement. The Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Purchase Agreement and the Registration Rights Agreement, copies of which are each filed as Exhibits 10.1 and 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2022, and is incorporated herein by reference.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. In addition, the Reporting Persons currently intend to acquire additional Ordinary Shares of the Issuer on the open market, if conditions are favorable, but are under no obligation to do so. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

As of June 13, 2022, Bpifrance Participations held directly 6,925,730 Ordinary Shares and Innobio held directly 226,133 Ordinary Shares. None of Bpifrance, EPIC, CDC, nor Bpifrance Investissement held any Ordinary Shares directly.

(a)	See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.

(b)	See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.

(c)	There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D, which is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

10.1	Securities Purchase Agreement, dated June 8, 2022, by and between DBV Technologies S.A. and the investor parties thereto.

10.2	Registration Rights Agreement, dated June 8, 2022, by and between DBV Technologies S.A. and the investor parties thereto.

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 16, 2022

Bpifrance Participations S.A.

		By:	/s/ Sophie Paquin
		Name:	Sophie Paquin
		Title:	Director of Legal Affairs

Innobio FPCI

		By:	/s/ Laurent Arthaud
		Name:	Laurent Arthaud
		Title:	Associate Director in charge of Funds (Bpifrance Investissement S.A.S.)

Bpifrance Investissement S.A.S.

		By:	/s/ Sophie Paquin
		Name:	Sophie Paquin
		Title:	Director of Legal Affairs

Caisse des Dépôts et Consignations

		By:	/s/ Laurence Giraudon
		Name:	Laurence Giraudon
		Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

		By:	/s/ Sophie Paquin
		Name:	Sophie Paquin
		Title:	Director of Legal Affairs

Bpifrance S.A.

		By:	/s/ Boubakar Dione
		Name:	Boubakar Dione
		Title:	Group Director of Legal Affairs

Page 11 of 11 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

REMI FOURNIAL	Director, Director of mergers and acquisitions at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, Chief Executive Officer of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT S.A.S.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement S.A.S. are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DirectorS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

REMI FOURNIAL	Director, Director of mergers and acquisitions at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, Chief Executive Officer of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment Officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of Strategic Holdings at Caisse des Dépôts

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DirectorS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l’Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DirectorS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

SOPHIE STABILE	Director, Chief Financial Officer at Lagardère